Exhibit 99.1

EVAXION BIOTECH A/S

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

EVAXION BIOTECH A/S

Unaudited Condensed Consolidated Interim Statements of Comprehensive Loss

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020

	(USD in thousands, except per share amounts)
Operating expenses:
Research and development	$5,111	$2,570	$9,004	$5,080
General and administrative	1,915	1,372	3,197	2,153
Total operating expenses	7,026	3,942	12,201	7,233
Operating loss	(7,026)	(3,942)	(12,201)	(7,233)
Finance income	33	6	1,005	22
Finance expenses	(495)	—	(792)	(4)
Net loss before tax	(7,488)	(3,936)	(11,988)	(7,215)
Income tax benefit	669	296	1,076	476
Net loss for the period	$(6,819)	$(3,640)	$(10,912)	$(6,739)
Net loss attributable to shareholders of Evaxion Biotech A/S	$(6,819)	$(3,640)	$(10,912)	$(6,739)
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations	(57)	(10)	(28)	(10)
Tax on other comprehensive income	6	—	—	—
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Exchange differences on currency translation to presentation currency	474	109	(284)	(71)
Other comprehensive loss for the period, net of tax	$423	$99	$(312)	$(81)
Total comprehensive loss	$(6,396)	$(3,541)	$(11,224)	$(6,820)
Total comprehensive loss attributable to shareholders of Evaxion Biotech A/S	$(6,396)	$(3,541)	$(11,224)	$(6,820)
Loss per share – basic and diluted	$(0.36)	$(0.24)	$(0.59)	$(0.44)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

EVAXION BIOTECH A/S

Unaudited Condensed Consolidated Interim Statements of Financial Position

		June 30,	December 31,
		2021	2020

	Note	(USD in thousands)
ASSETS
Non-current assets
Intangible assets		$97	$100
Deferred tax assets		252	262
Property and equipment	2	2,076	221
Government grants receivable		549	194
Tax receivables		1,058	—
Leasehold deposits		200	238
Total non-current assets		4,232	1,015
Current assets
Prepayments and other receivables		2,564	1,553
Deferred offering costs		265	1,729
Government grants receivable		421	418
Tax receivables		1,376	1,416
Cash and cash equivalents		18,799	5,834
Total current assets		23,425	10,950
TOTAL ASSETS		$27,657	$11,965
EQUITY AND LIABILITIES
Share capital	6	$3,132	$2,648
Other reserves		56,168	31,669
Accumulated deficit		(37,471)	(27,279)
Total equity		21,829	7,038
Non-current liabilities
Lease liabilities		974	—
Provisions		53	—
Total non-current liabilities		1,027	—
Current liabilities
Lease liabilities		136	20
Trade payables		1,552	2,646
Other payables		3,113	2,261
Total current liabilities		4,801	4,927
Total liabilities		5,828	4,927
TOTAL EQUITY AND LIABILITIES		$27,657	$11,965

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

EVAXION BIOTECH A/S

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

				Other reserves
				Foreign
				currency
		Share	Share	translation	Accumulated	Total
	Note	capital	premium	reserve	Deficit	equity

	(USD in thousands)
Equity at December 31, 2020		$2,648	$31,443	$226	$(27,279)	$7,038
Net loss for the period		—	—	—	(4,093)	(4,093)
Other comprehensive income		—	—	(729)	—	(729)
Tax effects on other comprehensive income		—	—	(6)	—	(6)
Share-based compensation	5	—	—	—	294	294
Issuance of shares for cash		484	29,516	—	—	30,000
Transaction costs		—	(4,705)	—	—	(4,705)
Equity at March 31, 2021		$3,132	$56,254	$(509)	$(31,078)	$27,799
Net loss for the period		—	—	—	(6,819)	(6,819)
Other comprehensive income		—	—	417	—	417
Tax effects on other comprehensive income		—	—	6	—	6
Share-based compensation	5	—	—	—	426	426
Equity at June 30, 2021		$3,132	$56,254	$(86)	$(37,471)	$21,829

				Other reserves
				Foreign
				currency
		Share	Share	translation	Accumulated	Total
	Note	capital	premium	reserve	Deficit	equity

	(USD in thousands)
Equity at December 31, 2019		$2,481	$22,862	$(169)	$(15,812)	$9,362
Net loss for the period		—	—	—	(3,099)	(3,099)
Other comprehensive income		—	—	(180)	—	(180)
Share-based compensation	5	—	—	—	680	680
Equity at March 31, 2020		$2,481	$22,862	$(349)	$(18,231)	$6,763
Net loss for the period		—	—	—	(3,640)	(3,640)
Other comprehensive income		—	—	99	—	99
Share-based compensation	5	—	—	—	495	495
Equity at June 30, 2020		$2,481	$22,862	$(250)	$(21,376)	$3,717

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

EVAXION BIOTECH A/S

Unaudited Condensed Consolidated Interim Statements of Cash Flows

	Six Months Ended
	June 30,
	2021	2020

	(USD in thousands)
Operating activities:
Net loss for the period	$(10,912)	$(6,739)
Adjustments for non-cash items	(908)	735
Income taxes received	—	812
Interest paid	(3)	—
Cash flow from operating activities before changes in working capital	(11,823)	(5,192)
Cash flow from changes in working capital:
Changes in net working capital	300	(61)
Net cash used in operating activities	(11,523)	(5,253)
Investing activities:
Investment in intangible assets	(60)	(35)
Purchase of property and equipment	(792)	(74)
Receipt (payment) of non-current financial assets – leasehold deposits	30	(17)
Net cash used in investing activities	(822)	(126)
Financing activities:
Proceeds from issuance of shares	27,900	—
Transaction costs related to issuance of shares	(2,605)	—
Leasing installments	(78)	(36)
Net cash provided by/ (used in) financing activities	25,217	(36)
Net increase/ (decrease) in cash and cash equivalents	12,872	(5,415)
Cash and cash equivalents at January 1	5,834	9,559
Exchange rate adjustments on cash and cash equivalents	93	(59)
Cash and cash equivalents at June 30	$18,799	$4,085

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 1. General Company Information

Evaxion Biotech A/S (the “Company” or “Evaxion”) is an artificial intelligence (“AI”)-immunology platform company that uses its proprietary AI technology, engineering expertise and drug development know-how to simulate the human immune system and generate predictive models to identify and develop immunotherapies for patients in the global market. Unless the context otherwise requires, references to the “Company,” “we,” “us,” and “our”, refer to Evaxion Biotech A/S and its subsidiaries.

Evaxion is a public limited liability company incorporated and domiciled in Denmark with its registered office located at Dr. Neergaards Vej 5f, DK-2970 Hørsholm, Denmark.

On February 5, 2021, the Company completed an initial public offering which resulted in the listing of American Depositary Shares, or ADSs, representing the Company's ordinary shares, under the symbol "EVAX" in the United States on The Nasdaq Capital Market.

The unaudited condensed consolidated interim financial statements of Evaxion Biotech and its subsidiary (collectively, the “Group”) for the three and six months ended June 30, 2021 and 2020, were approved, and authorized for issuance, by the Audit Committee of the board of directors on August 10, 2021.

Liquidity

We anticipate incurring additional losses until such time, if ever, we can complete our research and development (“R&D”) activities and obtain an out-licensing partnership for our product candidates and generate revenues from such product candidates. Substantial additional financing will be needed by us to fund our operations and to continue development of our product candidates.

We expect to finance cash needs through equity offerings, debt financings or other capital sources, including potential collaborations, licenses and other similar arrangements.

We may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of current shareholders could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of the current shareholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, licenses and other similar arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable and/or may reduce the value of our ordinary shares. Failure to raise capital or enter into such other arrangements when needed could have a negative impact on financial conditions and our ability to pursue our business plans and strategies. If we are unable to raise additional capital when needed, we could be forced to delay, limit, reduce or terminate our product candidate development or grant rights to develop and market our product candidates.

Note 2. Summary of Significant Accounting Policies

Basis of preparation

The unaudited condensed consolidated interim financial statements of the Company are prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Certain information and disclosures normally included in the annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2020 and accompanying notes, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

The accounting policies applied are consistent with the accounting policies as outlined in the basis of presentation section included in Note 2 of the audited financial statements as of and for the year ended December 31, 2020. As of January 1, 2021, the following accounting policy in respect of foreign currency translation is now relevant:

Intragroup receivables to foreign operations for which settlement is neither planned nor likely to occur in the foreseeable future are treated as part of the net investment, and the gain or loss on foreign currency translation of such receivables is recognized in other comprehensive income and classified as part of the foreign currency translation reserve.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the unaudited condensed consolidated interim financial statements are disclosed in Note 3.

Right-of-use assets

The Company recognizes a right-of-use asset at the lease commencement date (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost less any accumulated depreciation and impairment losses and adjusted for certain remeasurements of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, lease payments made at or before the commencement date less any lease incentives received, initial direct costs incurred, and restoration costs.

Right-of-use assets are depreciated over the shorter of the lease term and the useful life of the right-of-use asset using the straight-line method. In addition, right-of-use assets are reduced by impairment losses, if any, and adjusted for certain remeasurements.

The Company’s right-of-use assets are presented within property and equipment.

Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Depreciation is recognized on a straight-line basis over the estimated useful lives of the assets, as follows:

Assets	Useful life
Properties	Shorter of lease term and useful life of the asset
Other equipment	3 – 6 years

Reclassifications of prior period presentation

Certain items in prior year condensed consolidated financial statements have been reclassified to conform to the current period’s presentation.

Standards issued but not yet effective

There were a number of standards and interpretations which were issued but were not yet effective at June 30, 2021 and have not been adopted for these financial statements, including:

●	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current (January 1, 2023)
●	Amendment to IAS 37 Provisions, contingent liabilities and contingent assets, Onerous Contracts— Cost of Fulfilling a Contract (January 1, 2022)
●	Amendments to IAS 16 Property, Plant and Equipment, proceeds before intended use (January 1, 2022)

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

●	Annual Improvements 2018-2020 (January 1, 2022)
●	Amendment to IAS 1 Presentation of Financial Statements: Disclosure of Accounting Policies (January 1, 2023)
●	Amendment to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates (January 1, 2023)
●	Amendments to IFRS 16 Leases: COVID-19-Related Rent Concessions beyond June 30, 2021 (April 1, 2021)

The Company expects to adopt these standards, updates and interpretations when they become mandatory. These standards are not expected to have a significant impact on disclosures or amounts reported in the Company’s financial statements in the period of initial application and future reporting periods.

Note 3. Significant Accounting Judgements, Estimates, and Assumptions

In the application of our accounting policies, the Company is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The unaudited condensed consolidated interim financial statements do not include all disclosures for critical accounting judgments and estimation uncertainties that are required in the annual consolidated financial statements, and therefore, should be read in conjunction with the Company’s audited consolidated financial statements as of and for the year ended December 31, 2020.

Significant accounting estimates made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in our unaudited condensed consolidated interim financial statements relate to share-based compensation. See Note 5 below for additional information regarding stock-based compensation.

There have been no other changes to the application of critical accounting judgments, or estimation uncertainties regarding accounting estimates.

Note 4. Significant Events in the Reporting Period

Impact from COVID-19

The Company is closely monitoring the potential impact of COVID-19 on the 2021 financial results and cash flows and beyond. The Company’s top priority remains the health and safety of its staff and the patients in the studies. The Company maintains compliance with government and health authorities. Additionally, we have adapted the way in which we work to ensure we are doing our part in reducing transmission of COVID-19.

The Company has worked closely with laboratories and investigators to ensure safe continuation and working requirements of our ongoing research activities and human clinical trials. The Company has not experienced a materially negative impact from COVID-19. As of June 30, 2021, the impact of the COVID-19 pandemic continues to unfold. As events continue to evolve and additional information becomes available, our estimates may change materially in the future.

While business travel has been suspended, the Company has remained active and effective in the process of raising capital with institutional investors by conducting key meetings on a virtual basis.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 5. Share-Based Payments

Warrant Program and Amendments

The Company’s Articles of Association allow for the granting of equity compensation, in the form of equity settled warrants, to employees, consultants and Scientific Advisory Board members who provide services similar to employees, members of executive management, and the board of directors. The warrants granted in 2018 or prior become exercisable upon an exit event, which triggers an immediate vesting, or at any time as determined by the board of directors in accordance with the terms of the plan. The warrants granted in 2020 vest either gradually over 36 months or vest immediately. Vested warrants granted in 2020 are exercisable in certain exercise windows beginning in the second half of the year of 2021. Warrants granted up until 2019 expire on December 31, 2036. Warrants granted in 2020 expire on December 31, 2031. For the six months ended June 30, 2021 and 2020, the number of warrants as a percentage of outstanding ordinary shares was 11.8% and 12.3%, respectively.

On January 4, 2021, the Company effected its Stock Split which also resulted in a reduction of the nominal value of the Company’s ordinary shares from DKK 2 to DKK 1. In accordance with the anti-dilution provisions of the warrant agreements, the number of warrants was increased by a ratio of 36 to 1 and the exercise price was decreased from DKK 2 to 1 DKK. Accordingly, information related to the Company’s warrants, have been retroactively adjusted to reflect the stock split and the bonus shares for all periods presented.

The following schedule specifies the granted warrants:

		Weighted Average
		Exercise
	Number of	Price/Share
	warrants	(DKK)
Warrants granted as at December 31, 2020	2,228,076	1
Warrants granted	63,809	1
Warrants forfeited	(7,566)	1
Warrants cancelled	(10,404)	1
Warrants granted as at June 30, 2021	2,273,915	1
Warrants exercisable as at June 30, 2021	–	—

		Weighted Average
		Exercise
	Number of	Price/Share
	warrants	(DKK)
Warrants granted as at December 31, 2019	1,932,156	1
Warrants granted	–	1
Warrants forfeited	(45,216)	1
Warrants cancelled	(22,032)	1
Warrants granted as at June 30, 2020	1,864,908	1
Warrants exercisable as at June 30, 2020	–	—

Employees will be entitled to receive a number of warrants based on the individual employee’s grade and performance for 2021. The warrants will be granted in December 2021 at the share price equal to the fair market value thereof on the date of grant and will vest monthly over 36 months beginning January 1, 2022.

For the three months ended June 30, 2021 and 2020, a service cost of $0.4 million and $0.5 million has been recognized in this period for warrants that were granted in previous periods and not fully vested as of the beginning of this period, and a proportion of the cost related to warrants expected to be granted in December 2021 and 2020, respectively.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2021 and 2020, a service cost of $0.7 million and $1.2 million has been recognized in this period for warrants that were granted in previous periods and not fully vested as of the beginning of this period, and a proportion of the cost related to warrants expected to be granted in December 2021 and 2020, respectively.

Subsequent to the Company’s initial public offering completed in February 2021 ("IPO"), determining the initial fair value and subsequent accounting for equity awards require significant judgment regarding expected life and volatility of an equity award; however, as a public listed company there is objective evidence of the fair value of an ordinary share on the date an equity award is granted. Due to the fact that as of 2021, warrants will be granted at the share price on the date of grant, fair value comprises a time value which is significantly affected by the expected life and estimated volatility. The expected life of a warrant is based on the assumption that the holder will not exercise until after the equity award is fully vested. Actual exercise patterns may differ from the assumption used herein. The estimated volatility is based on peer group data and reflects the assumption that the historical volatility over a period similar to the life of the warrant is indicative of future trends, which may not necessarily be the actual outcome. The peer group consists of listed companies that management believes are similar to the Company in respect to industry and stage of development. Even with objective evidence of the fair value of an ordinary share, small changes in any other individual assumption or in combination with other assumptions could have resulted in significantly different valuations.

Note 6. Capital Structure and Financial Matters

Share Capital – Ordinary Shares

The following are changes in the Company’s share capital for the period ended June 30, 2021:

	Number of	Share Capital
	Ordinary Shares	(DKK in thousands)
Share capital, December 31, 2020	16,198,668	16,198
Capital increase at February 9, 2021 for initial public offering	3,000,000	3,000
Share capital, June 30, 2021	19,198,668	19,198

Note 7. Events After the Reporting Period

Commencement of research laboratory facility

On October 23, 2020, we entered into a lease agreement for 518 square meters of laboratory space in Hørsholm, Denmark commencing on August 13, 2021 for a term of 10 years with a subsequent 12-month cancellation notice period.

The initial monthly payment for this laboratory space is expected to be between $16,000 and $18,000 and throughout the term, the lease is subject to annual increases ranging from two to four percent on the annualized lease payment amount.